Shannon F. Delaney

Associate

+1.215.963.4818

shannon.delaney@morganlewis.com

September 8, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 240, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 244, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Aperture International Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Aperture Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response. The Trust confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.
September 8, 2020

Comments on the Prospectus

2.	Comment.

(a) The Staff notes that there are only two references to the MSCI ACWI ex-US Index (the “Index”) in the Amendment. In an appropriate location, please describe the Index on which the investment objective is based. The disclosure should provide enough information and context to support an informed investment decision about the Fund’s objective.

(b) Please also confirm whether the name of the Index is MSCI ACWI ex-USA or MSCI ACWI ex-US.

Response.

(a) The requested change has been made.

(b) The Trust confirms that the name of the Index is MSCI ACWI ex USA Index and has updated the related disclosure accordingly.

3.	Comment. Under “Fund Fees and Expenses”, please confirm supplementally that, when considering the appropriateness of using the Institutional Class shares as the measuring class for the performance adjustment applied to the Class X Shares, the Board of Trustees (the “Board”) of the Trust considered all applicable factors set forth in footnote 12 of Investment Company Act Release No. 20915 (Feb. 23, 1995) (the “Rule 18f-3 Adopting Release”). Specifically, please address the Board’s considerations relating to the fact that Institutional Class Shares have the lowest expenses, and thus using the Institutional Class Shares as the measuring class will cause Class X Shares to pay a higher performance adjustment relative to if Class X Shares were used as the measuring class (the “Expense Considerations”).

Response. The Trust confirms that, when considering the appropriateness of using the Institutional Class Shares as the measuring class for the performance adjustment applied to the Class X Shares, the Board considered all applicable factors set forth in footnote 12 of the Rule 18f-3 Adopting Release. Regarding the Expense Considerations, the Board considered that using the Institutional Class Shares, rather than the Class X Shares, as the measuring class for the performance adjustment applied to the Class X Shares would provide the Adviser a better opportunity to meet the index hurdle, and further considered (i) the Adviser’s representation that Institutional Class Shares are expected to be the largest share class of the Fund, (ii) the Adviser’s contention that the Index does not reflect fees or expenses of any type and that the performance of the Institutional Class Shares, as the lowest cost share class, accordingly provides a more accurate measure of the Adviser’s performance relative to the Index and (iii) the Adviser’s explanation that the prospectus would disclose clearly the measuring class. In regard to (iii), the Trust notes there are numerous references to the measuring class throughout the Prospectus and refers the Staff in particular to the penultimate paragraph of the “Investment Adviser” section.

Rebecca Marquigny, Esq.
September 8, 2020

4.	Comment. The Staff notes that swaps are listed as a principal investment strategy. Please disclose in footnote 2 under “Fund Fees and Expenses” that the embedded costs associated with the swap are not direct expenses of the Fund but reduce the Fund’s performance.

Response. The Trust respectfully declines to make the requested change, as it is not required by Form N-1A. However, the Trust has added related disclosure to the “Derivatives Risk” and “Swap Agreements” risk factors.

5.	Comment. Please clarify which specific agreement is being referenced in Footnote 3 under the “Fund Fees and Expenses” table.

Response. During the time since the Amendment was filed, the Adviser determined not to enter into an expense limitation agreement with the Trust, on behalf of the Fund. Accordingly, all related disclosure has been removed from the Prospectus and SAI, including the disclosure referenced in this Comment.

6.	Comment. Please confirm the calculations referenced in the Example under the “Fund Fees and Expenses” table.

Response. The Trust notes that the Example includes new data to remove the effect of the expense limitation agreement, as noted in response to Comment 5. The Trust confirms that the new Example data have been calculated correctly.

7.	Comment.

(a) In the “Principal Investment Strategies” section, please supplementally confirm that for purposes of the Fund’s 80% investment policy, equity securities include only those convertible securities that are “in the money.”

(b) If the Fund intends to invest in contingent convertible securities as a principal investment strategy, please consider whether additional disclosure is needed and supplementally confirm the amount.

Rebecca Marquigny, Esq.
September 8, 2020

Response.

(a) The Trust is unaware of any formal SEC guidance regarding the treatment of convertible securities under Rule 35d-1 generally or whether only convertible securities that are “in the money” may be considered as qualifying for compliance with a fund’s 80% investment policy specifically. Rather, the Trust notes that the SEC recently stated in “Request for Comments on Fund Names”1 that the “[S]taff has observed that both debt and equity funds include convertible securities as part of their 80 percent investment policies.” Therefore, the Trust believes that the Fund’s treatment of all convertible securities as qualifying for compliance with its 80% investment policy is reasonable in the absence of formal SEC guidance and consistent with industry practice. To the extent the SEC issues formal guidance regarding the treatment of convertible securities under Rule 35d-1, as a result of its findings from the Request for Comment or otherwise, the Fund will comply with such guidance.

(b) The Adviser confirms that contingent convertible securities currently are not a principal investment strategy of the Fund. Accordingly, no disclosure has been added in response to this Comment.

8.	Comment. If the Fund’s strategies rely on unsponsored depository receipts, please indicate that expressly and address the related risk in the “Principal Risks” section.

Response. The Adviser confirms that unsponsored depository receipts currently are not a principal investment strategy of the Fund. Accordingly, no disclosure has been added in response to this Comment.

9.	Comment. Under the “Principal Investment Strategies” heading, the disclosure states that the Fund will invest primarily in securities economically tied to non-U.S. countries. Please describe the specific criteria that are used for determining which securities are economically tied to non-U.S. countries.

Response. The requested change has been made.

10.	Comment. The Staff notes that the “Emerging Markets/Foreign Investment Risk” factor states that the Fund invests primarily in emerging market countries. If this is the case, please add corresponding disclosure under the “Principal Investment Strategies” section, or alternatively, please delete or revise the noted risk disclosure.

[1]	Investment Company Act Release No. 33809 (Mar. 2, 2020).

Rebecca Marquigny, Esq.
September 8, 2020

Response. The Fund does not invest primarily in emerging market countries. Accordingly, the referenced risk disclosure has been revised.

11.	Comment. In the second paragraph under the “Principal Investment Strategies” heading, please reference the specific, objective factors that are used to determine emerging market countries.

Response. The Adviser believes that the referenced disclosure clearly describes for shareholders the criteria it considers when determining whether a country is an emerging markets country. The Adviser takes into account a number of factors, and may give such factors varying weights, when considering whether a country is an emerging market country, and does not rely simply on a characterization provided by a third party. The referenced disclosure concisely sets forth the criteria that the Adviser principally considers in this regard. Accordingly, the Trust respectfully declines to make the requested change.

12.	Comment. Please supplementally explain if derivatives will count toward the Fund’s 80% policy, and if so, please explain how derivatives will be valued for purposes of the Fund’s 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

13.	Comment. In the fourth paragraph under the “Principal Investment Strategies” section, please indicate the maximum percentage of net assets for which long positions may account in light of the Fund’s short sale strategy.

Response. The Adviser does not manage the Fund according to a principal investment strategy that limits long positions to a specified percentage of the Fund’s net assets. Accordingly, no disclosure has been added in response to this Comment. However, the Adviser will manage the Fund’s long and short positions in accordance with the senior security requirements of Section 18 of the 1940 Act.

Rebecca Marquigny, Esq.
September 8, 2020

14.	Comment. The term “secular” is used throughout the “Principal Investment Strategies” section. Please clarify the meaning of this term.

Response. The requested change has been made.

15.	Comment. Under “Opportunity Set” in the “Principal Investment Strategies” section, please consider providing examples of the “Analog to digital process migration.”

Response. The “Analog to digital process migration” as bullet number 4 under “Opportunity Set” has been removed.

16.	Comment. Please rephrase the second bullet point under “Valuation” in the “Principal Investment Strategies” section in plain English.

Response. The requested change has been made.

17.	Comment. The disclosure in the “Principal Investment Strategies” section notes that the Adviser “may” assess the risks and opportunities presented by certain environmental, social, and governance (“ESG”) factors. If ESG is a principal investment strategy of the Fund, the staff expects that the Adviser “will assess” or “assesses” the risks and opportunities presented by certain ESG factors. Please remove the ESG disclosure from this section, or, alternatively, replace “may” with “will” and include a more detailed description of the Adviser’s ESG investment process.

Response. The requested change has been made.

18.	Comment. Please disclose in the “Principal Investment Strategies” section that the Fund intends to invest in money market instruments to correspond with the Fund’s “Money Market Instruments Risk” disclosure in the “Principal Risks” section, or, alternatively, please remove this risk from the “Principal Risks” section.

Response. The requested change has been made.

19.	Comment. For consistency, please compare the principal risks in Item 4 against the “More Information about Risk” in Item 9 and revise appropriately.

Response. The Trust has reviewed the risk disclosure in response to Item 4 and in response to Item 9 and believes it is in compliance with Form N-1A.

Rebecca Marquigny, Esq.
September 8, 2020

20.	Comment. The Staff notes that the Fund’s investment objective “may be changed without a vote of shareholders.” Please disclose, if accurate, under the “More Information about the Fund’s Investment Objective and Strategies” that the Funds’ shareholders will receive notice of any change to the Fund’s investment objective.

Response. The Fund does not have a policy to provide shareholders any specific amount of prior notice to change its investment objective. However, the Fund would expect to give shareholders the same amount of notice regarding a change in the Fund’s investment objective as it would give shareholders with respect to any other material change. Therefore, no disclosure has been added in response to this comment.

21.	Comment. In the response to Item 9 of Form N-1A, please include a more detailed discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A, including more information about how the identified combination of principal strategies and instruments are used to inform the instruments in which the Fund may invest.

Response. The Fund describes its principal investment strategies in the summary section under “Principal Investment Strategies” in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A, the Fund has added the following sentence to the disclosure currently included in the “More Information about the Fund’s Investment Objective and Strategies: “Please see the section entitled ‘Principal Investment Strategies’ above for a discussion of the Fund’s principal investment strategies.” The Trust believes it is unnecessary to restate the principal investment strategies of the Fund under Item C.3.(a) of the General Instructions section of Form N-1A, which states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

22.	Comment. The Staff notes that reverse repurchase agreements are referenced in the “Leverage” risk disclosure under the “More Information about Risk” section. Accordingly, please disclose whether the Fund invests in reverse repurchase agreements as a principal investment strategy. If reverse repurchase agreements will be a principal investment strategy, then please revise the “Principal Investment Strategies” section accordingly.

Response. The Fund does not invest in reverse repurchase agreements as a principal investment strategy. Therefore, the reference to “reverse repurchase agreements” has been deleted from the “Leverage” risk disclosure under the “More Information about Risk” section.

Rebecca Marquigny, Esq.
September 8, 2020

23.	Comment. The Staff notes that the last sentence of the “Convertible Securities and Preferred Stocks” risk disclosure under the “More Information about Risk” section refers to the risk of investing in convertible securities that are below investment grade or unrated. If the Fund intends to invest principally in such convertible securities, please add corresponding disclosure to the “Principal Investment Strategies” and “Principal Risks” sections.

Response. The disclosure referenced in this Comment has been deleted.

24.	Comment. If total return swaps will be principal to the Fund’s investment objective, please expressly refer to those particular types of swaps in the Fund’s “Principal Investment Strategies” section and summarize their unique risks in the “Principal Risks” section.

Response. A reference to total return swaps has been included in the “Principal Investment Strategies” section. The Fund believes the principal risks of investing in total return swaps currently are summarized in the “Principal Risks” section under “Derivatives Risk.” Accordingly, no disclosure has been added to the “Principal Risks” section in response to this comment.

25.	Comment. Under the “Investment Adviser” section, please supplementally confirm the “participating affiliate” arrangement described in the MOU between Aperture Investors UK, Ltd and the Adviser complies with the conditions set forth in the Staff’s Unibanco line of no-action letters[2] (the “Unibanco Letters”) and SEC Division of Investment Management, Information Update for Advisers Relying on the Unibanco No-Action Letters, IM Information Update 2017-03 (March 2017) (“IM-INFO-2017-03”).

Response. The Adviser confirms that the participating affiliate arrangement described in the MOU between Aperture Investors UK, Ltd and the Adviser complies with the conditions set forth in the Unibanco Letters and IM-INFO-2017-03.

26.	Comment.

(a) Please clarify the term “absolute performance” in the sixth paragraph under the “Investment Adviser” section.

[2]	See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. avail. July 28, 1992); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); Kleinwort Benson Investment Management Limited (pub. avail. Dec. 15, 1993); Murray Johnstone Holdings Limited (pub. avail. Oct. 7, 1994); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada (pub. avail. June 3, 1998).

Rebecca Marquigny, Esq.
September 8, 2020

(b) Please explain how the performance period for this calculation is consistent with the fee waiver and recoupment provisions. In particular, please make sure this is calculated consistently and that the Fund is not using recoupment to gain the adjustment.

Response.

(a) The term “absolute” as referenced is meant to capture the concept that the Performance Adjustment is based on the outperformance or underperform of the Fund compared to the Index Hurdle regardless of whether the performance of the Fund or the Index is positive or negative. This concept is explained in the eighth paragraph under the heading “Investment Adviser.” Accordingly, no disclosure has been added in response to this Comment.

(b) As noted in response to Comment 5, all references to the expense limitation agreement, including the recoupment provisions, have been deleted.

27.	Comment. In the “Taxes” section, please clarify the disclosure that “[t]he Fund’s investment strategies may limit its ability to make distributions eligible for the reduced tax rates applicable to qualified dividend income.”

Response. The requested change has been made.

Comments on the SAI

1.	Comment. Please ensure all incorporation by reference statements are consistent with the hyperlinking requirements.

Response.       The requested change has been made.

2.	Comment. Please replace “the Fund” to “the Aperture International Equity Fund” in footnote 2 under the “Fund Shares Owned by Board Members” table of the “Trustees and Officers of the Trust” section.

Response.       The requested change has been made.

* * * * * * * * * * * *

Rebecca Marquigny, Esq.
September 8, 2020

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4818.

Very truly yours,

/s/ Shannon F. Delaney
Shannon F. Delaney